SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7o ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                      ---   ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                 CNPJ 02.558.132/0001-69 / NIRE 53 3 00.00580 0

              MINUTES OF THE 167TH (ONE HUNDRED AND SIXTY-SEVENTH)
                           EXTRAORDINARY BOARD MEETING

THE BOARD OF DIRECTORS OF TELE CENTRO OESTE CELULAR PARTICIPACOES SA MET at 10:00 AM (ten hundred hours) on September 19, 2002, at the Company's headquarters, located at SCS, QUADRA 2, BLOCO C, N(0) 226, EDIFICIO TELEBRASILIA CELULAR, 7(0) ANDAR, in the city of Brasilia-DF CEP 70302-916, as per the request of its President, Mr. ALEXANDRE BELDI NETTO. INSTALLATION: The Meeting was started with the presence of Board members Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza and Mr. Ricardo de Souza Adenes. THE TABLE: The meeting, which was presided by ALEXANDRE BELDI NETTO, the Chairman of the Board of Directors, with the assistance of MARIO CESAR PEREIRA DE ARAUJO, was held to address the following issue:
RE-RATIFICATION OF THE VALUE PER SHARE OF (I) INTEREST ON OWN CAPITAL RELATIVE TO THE 1ST AND 2ND QUARTERS OF 2001, IN THE TERMS PROVIDED IN THE COMMUNICATION TO SHAREHOLDERS PUBLISHED ON JULY 6, 2001; AND (II) DIVIDENDS RELATIVE TO THE FISCAL YEAR ENDED ON DECEMBER 31, 2001, IN THE TERMS PROVIDED IN THE COMMUNICATION TO SHAREHOLDERS PUBLISHED ON MARCH 14, 2002. DELIBERATION: The Board of Directors decided to ratify the values to be paid per share issued by the Company as (i) Interim Interest on Own Capital, as anticipation of the minimum compulsory dividend relative to the 1st and 2nd quarters of 2001 mentioned in the Communication to Shareholders published by the Company in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on July 6, 2001, and each share issued by the Company will bear the right to receive R$
0.0000409391 and not R$ 0.0000409318, as set forth in the above-mentioned Communication to Shareholders; and (ii) interim dividends, as anticipation of the minimum compulsory dividend, relative to the fiscal year ended on December 31, 2001, mentioned in the Communication to Shareholders published by the Company in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on March 14, 2002, and each share issued by the Company will bear the right to receive R$ 0.000111277022 and not R$ 0.000110843947, as set forth in the above-mentioned Communication to Shareholders. All the remaining terms and conditions of the above-mentioned payments shall remain unaltered and are hereby ratified. Without any further issues to address, the present meeting was closed and the present minutes were drawn, read and considered appropriate, and signed by the present members of the Board of Directors. Brasilia-DF, September 19, 2002. I hereby certify for all purposes that the document above is a true copy of its original text, drawn in its appropriate minute book.


                          MARIO CESAR PEREIRA DE ARAUJO
                                  BOARD MEMBER

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             A PUBLICLY-HELD COMPANY
                          CNPJ No 02.558.132/0001-69

                          COMMUNICATION TO SHAREHOLDERS

               PAYMENT OF INTEREST ON OWN CAPITAL - RECTIFICATION

We hereby inform all shareholders of Tele Centro Oeste Celular Participacoes S.A. ("TCO") that, according to deliberations by the Board of Directors at its meeting held today, there has been a rectification in the values to be paid per share issued by TCO as (i) interim interest on own capital, as anticipation of the minimum compulsory dividend relative to the 1st and 2nd quarters of 2001, mentioned in the Communication to Shareholders published by TCO in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on July 6, 2001, thus each share issued by TCO will bear the right to receive R$
0.0000409391 and not R$ 0.0000409318, as set forth in the above-mentioned Communication to Shareholders; and (ii) interim dividends, as anticipation of the minimum compulsory dividend, relative to the fiscal year ended on December 31, 2001, mentioned in the Communication to Shareholders published by TCO in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on March 14, 2002, thus each share issued by TCO will bear the right to receive R$
0.000111277022 and not R$ 0.000110843947, as set forth in the above-mentioned Communication to Shareholders. All the remaining terms and conditions of the above-mentioned payments shall remain unaltered and are hereby ratified.

After completing the rectifications above, TCO shall begin, on September 30, 2002, to pay Interest on Own Capital and Dividends mentioned in the Communication to Shareholders published in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on July 6, 2001, December 20, 2001 and March 14, 2002, relative to fiscal year 2001, observing the following conditions:

A) INTEREST ON OWN CAPITAL - COMMON AND PREFERRED SHARES
       Gross value per share                      Net Value per share
          0.0000409391                             R$ 0.0000347982
          0.000068422056                           R$ 0.000058158748


B) DIVIDEND - COMMON AND PREFERRED SHARES
       Value per share                             R$ 0.000111277022

                                 I. INCOME TAX

     A) Upon approval of the accounting credit of the Interest on Own Capital, income tax was withheld at a rate of 15%, except to those shareholders who were able to prove their immunity or their tax exemption within the period of time stipulated by TCO, as provided in the Communications to Shareholders published in the newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on July 6, 2001, December 20, 2001 and March 14, 2002. Receipt of the gross value is assured to those shareholders regarded as immune by the applicable legislation.

B) No income  tax is applicable to dividends.

                              II. FORMS OF PAYMENT

a)   credit to a current account number to be provided by the shareholder;
b)   directly at any branch of BANCO REAL.
c) shareholders using Fiduciary Custodies will have their credits available by following the procedures defined by the Stock Exchanges.

                           III. GENERAL INSTRUCTIONS

     Shareholders whose individual/corporate Tax Roll number or bank account option is not updated on the database may comply for receipt of interest and dividends in any branch of BANCO REAL, by presenting their:

     o INDIVIDUALS: Taxpayer Identification Card (CIC), National Registry and recent proof of residency.

     o LEGAL ENTITIES: Tax Roll Identification Card, Articles of Association and Bylaws, minutes of the meeting which elected the present Board of Directors, Taxpayer Identification Cards and National Registries of the company's partners/legal representatives. When the shareholder is to be represented by an attorney, a specific notarized proxy will be required for receipt of interest and dividends.

                          IV. PLACE OF CLIENT SERVICES

     In any branch of BANCO REAL.


                        Brasilia-DF, September 19, 2002


                         MARIO CESAR PEREIRA DE ARAUJO
                    CHAIRMAN AND HEAD OF INVESTOR RELATIONS



THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Tele Centro Oeste Cellular Holding Company


Date: September 20, 2002         By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                     -------------------------------------------
                                     Name: Mario Cesar Pereira de Araujo
                                     Title:   President